WOLLMUTH MAHER & DEUTSCH LLP

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NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
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05011183



September 6, 2005

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

> Re: Marks & Spencer p.l.c. (File No. 82-1961)
>   <u>Submission of Information Pursuant to Rule 12g3-2(b)</u>

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

Announcement	**Issue Date**
1. Notification of Transactions of Persons Discharging Managerial Responsibilities or Their Connected Persons	September 2, 2005

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

PROCESSED
SEP 1 4 2005
THOMSON
FINANCIAL

By: _George Rudy_
George Rudy
Authorized Representative

Enclosures

Issued: 2 September 2005

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING
MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with Disclosure rule 3.1.4R(1)(b) of the Disclosure
Rules.

The Company was notified on 1 September 2005 by the trustee of the Marks and
Spencer Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that for the month
of August 2005 the trustee transferred 23,809 ordinary shares of 25 pence each in
Marks and Spencer Group plc for nil consideration from Lloyds TSB Registrars
Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars
Corporate Nominee Limited AESOP2 (unallocated shares). The transfer was made
following the forfeiture of shares, under the Rules of the Marks and Spencer Share
Incentive Plan, from participants who have left the Marks & Spencer group.

Each of the following Directors, being Persons Discharging Managerial
Responsibilities and potential participants in the Marks and Spencer Share Incentive
Plan, are deemed, along with certain other group employees, to have an interest in the
aggregate balance of 328,214 shares now held by Lloyds TSB Registrars Corporate
Nominee Ltd AESOP2 (unallocated shares):

- Stuart Rose
- Charles Wilson
- Ian Dyson



For further information please contact:

Anthony Clarke – 020 8718 9940